

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 14, 2007

Mr. Daniel Knutson
Senior Vice President and Chief Financial Officer
Land O' Lakes, Inc
4001 Lexington Avenue North
Arden Hills, Minnesota 55112

> **Re: Land O' Lakes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 333-84486**

Dear Mr. Knutson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief